                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                 SCHEDULE TO/A
                                 (RULE 14d-100)

                      TENDER OFFER STATEMENT UNDER SECTION
          14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                           JOHNS MANVILLE CORPORATION
                       (Name of Subject Company (Issuer))

                      J ACQUISITION CORPORATION (OFFEROR)
                    BERKSHIRE HATHAWAY INC. (OFFEROR PARENT)
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  478129 10 9
                     (CUSIP Number of Class of Securities)

                                ---------------

                                MARC D. HAMBURG
                                 VICE PRESIDENT
                            BERKSHIRE HATHAWAY INC.
                               1440 KIEWIT PLAZA
                                OMAHA, NE  68131
                           TELEPHONE:  (402) 346-1400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                ---------------

                                    COPY TO:
                            R. GREGORY MORGAN, ESQ.
                           MUNGER, TOLLES & OLSON LLP
                             355 SOUTH GRAND AVENUE
                             LOS ANGELES, CA  90071
                           TELEPHONE:  (213) 683-9100

                                ---------------
                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                   AMOUNT OF FILING FEE
--------------------------------------------------------------------------------

$1,724,196,708                                           $344,840

--------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 132,630,516 shares of the outstanding common stock, par value $0.01 per share, of the Subject Company ("Subject Company Common Stock") at an offer price of $13.00 per share. The number of outstanding shares of Subject Company Common Stock has been calculated by subtracting the 4,786,900 shares of Subject Company Common Stock beneficially owned by Offeror Parent from the 137,417,416 shares of Subject Company Common Stock outstanding as of December 28, 2000.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $344,840.

Form or Registration No.:  Schedule TO

Filing Party:  Berkshire Hathaway Inc. and J Acquisition Corporation

Date Filed:  December 29, 2000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[_]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by J Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Berkshire Hathaway Inc., a Delaware corporation and by Berkshire Hathaway Inc., a Delaware corporation. The Schedule TO relates to the offer by Purchaser to purchase any and all of the outstanding shares of common stock, par value $0.01 per share, of Johns Manville Corporation, a Delaware corporation, at a purchase price of $13.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1) and (a)(2).

ITEM 4. TERMS OF THE TRANSACTION.

     The first paragraph of Section 2 "Acceptance for Payment and Payment for Shares" of the Offer to Purchase, which appears on page 13 of the Offer to Purchase, is hereby amended to delete such paragraph and replace it with the following:

           2. Acceptance for Payment and Payment for Shares. Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment as soon as permitted under applicable law, and will promptly pay for, all Shares validly tendered prior to the Expiration Date and not properly withdrawn. Subject to applicable rules of the SEC, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares until any required government consents or approvals are received or obtained (and any such delay shall be effected in compliance with Rule 14e-1(c) under the Exchange Act, which requires Purchaser to promptly pay the consideration offered). If the Offer is terminated or withdrawn pursuant to the terms of the Merger Agreement without acceptance for payment of the Shares validly tendered and not withdrawn, Purchaser shall return Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The first paragraph of Section 10 "Source and Amount of Funds" of the Offer to Purchase, which appears on page 21 of the Offer to Purchase, is hereby amended to delete such paragraph and replace it with the following:

           10. Source and Amount of Funds. The Offer is not conditioned upon any financing arrangements. Purchaser estimates that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Offer and the Merger and to pay related fees and expenses will be approximately $1.8 billion. Purchaser will obtain these funds directly from Parent in the form of capital contributions from Parent. Parent will obtain all required funds through dividends from its wholly-owned subsidiaries. Parent and Purchaser do not have any alternative financing arrangements.

ITEM 11. ADDITIONAL INFORMATION.

     Item 11 of the Schedule TO is hereby amended and supplemented by including the following:

           U.S. Antitrust Compliance: The waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvement Acts of 1976, as amended, was terminated on January 11, 2001, pursuant to Berkshire's request of early termination.

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    J ACQUISITION CORPORATION



                                    By  /s/ Marc D. Hamburg
                                    ____________________________________
                                    Name:   Marc D. Hamburg
                                    Title:  President, Secretary and Treasurer



                                    BERKSHIRE HATHAWAY INC.


                                    By /s/  Marc D. Hamburg
                                    ____________________________________
                                    Name:   Marc D. Hamburg
                                    Title:  Vice President and
                                            Chief Financial Officer


Dated:  January 16, 2001